FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

            REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
              15d-16 under the securities exchange act of 1934


For the month of October 2000


                    SUN INTERNATIONAL HOTELS LIMITED
              (Translation of registrant's name into English)

               Coral Towers, Paradise Island, The Bahamas
                (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A





                               Page 1 of 4
                          Exhibit Index is on Page 3

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                               SIGNATURES








     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    October 4, 2000





                                SUN INTERNATIONAL HOTELS LIMITED





                                By:    /s/Charles D. Adamo
                                Name:  Charles D. Adamo
                                Title: Executive Vice President
                                       Corporate Development & General Counsel
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                                  EXHIBIT LIST




Exhibit	   	Description						                          	Sequential Page No.

1.         	Press Release dated October 3, 2000			              4




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Sun International








FROM:	Sun International
    		The Bahamas
	    	Contact: John Allison
	    	Tel: (954) 713-2500

FOR IMMEDIATE RELEASE


PARADISE ISLAND, The Bahamas, October 3, 2000 - Sun International (NYSE:SIH) announced today that the Company is in discussions with Colony Capital regarding the possible sale of Resorts International Hotel & Casino, Atlantic City. The Company has no fUrther comment to make at this time.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Such risks and uncertainties are described in the Company's public filings with the Securities and Exchange Commission.

Sun International Hotels Limited is an international resort and gaming company incorporated in The Bahamas, which develops, operates and manages premier resort and casino properties.